Filed by AbbVie Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Shire plc

Commission File No.: 0-29630

On June 30, 2014, AbbVie Inc. made the following release publicly available relating to the following advertisement appearing today in a healthcare-focused supplement of the Financial Times European edition:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

For immediate release	June 30, 2014

Advert by AbbVie released today in a healthcare supplement of the European edition of the Financial Times

An advert by AbbVie Inc. (“AbbVie”) appeared today in a healthcare-focused supplement of the Financial Times European edition.

The text of this advert is also being made available on AbbVie’s website at http://www.abbvieinvestor.com/phoenix.zhtml?c=251551&p=irol-disclaimer-documents.

Enquiries:

AbbVie investor contacts

Larry Peepo (Tel: +1 847 935 6722)

Liz Shea (Tel: +1 847 935 2211)

AbbVie media contacts

Jennifer Smoter (Tel: +1 847 935 8865)

Adelle Infante (Tel: +1 847 938 8745)

J.P. Morgan (Financial Adviser)

Jeffrey Hoffman / Henry Gosebruch / Benjamin Wallace (New York, Tel: +1 212 270 6000)

Laurence Hollingworth / Dwayne Lysaght / James Robinson (London, Tel: +44 207 742 4000)

Brunswick Group PR Contacts

Richard Jacques / Justine McIlroy (Tel: +44 207 404 5959)

About AbbVie

AbbVie is a global, research-based biopharmaceutical company formed in January 2013 following separation from Abbott Laboratories. The company’s mission is to use its expertise, dedicated people and approach to innovation to develop and market advanced therapies that address some of the world’s most complex and serious diseases. AbbVie employs approximately 25,000 people worldwide and markets medicines in more than 170 countries. AbbVie is traded on the New York Stock Exchange under “ABBV”. Additional information is available on the company’s website at www.abbvieinvestor.com.

Further information

J.P. Morgan Securities LLC (“J.P. Morgan”), together with its affiliate J.P. Morgan Limited (which conducts its U.K. investment banking business as J.P. Morgan Cazenove and which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for AbbVie in connection with the possible offer and for no one else, and is not, and will not be, responsible to anyone other than AbbVie for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the possible offer or any other matters referred to in this announcement.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

Disclosures are therefore required in the shares of AbbVie and Shire plc.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Takeover Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Additional Information

This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. Subject to future developments, AbbVie may file a registration statement and/or tender offer documents with the SEC in connection with a combination. Holders of Shire plc and/or AbbVie shares should read those filings, and any other filings made by AbbVie with the SEC in connection with the combination, as they will contain important information. Those documents, if and when filed, as well as AbbVie’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at AbbVie’s website at www.abbvieinvestor.com.

This announcement has been prepared in accordance with English law and the Code and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

Ends

TODAY'S HEALTH CHALLENGES THREATEN THE SUSTAINABILITY OF HEALTHCARE SYSTEMS EVERYWHERE



There is a dramatic shift in healthcare today. Life expectancy is increasing in countries around the globe. By 2050, the proportion of the world's population over age 60 will double, increasing to more than 2 billion. At the same time, chronic diseases are on the rise, and many people will spend the later parts of their lives coping with one or more chronic conditions. This places a burden on the patient, those around them, and on the healthcare systems that support them.

A new company, a new approach

As a new biopharmaceutical company, AbbVie has a different perspective on how to address these challenges. "We believe the world needs new approaches to address today's health issues, from life-threatening illnesses to chronic conditions," said Pascale Richetta, Vice President, Western Europe & Canada Operations, AbbVie. "And we are determined to help develop new solutions that ensure long-term healthcare sustainability." That is why AbbVie is partnering with governments, academia, healthcare professionals, patient organisations, non-governmental organisations and other stakeholders to implement innovative projects and initiatives that drive early diagnosis and prevention, chronic disease management models and integrated care throughout the healthcare system.

Developing sustainable healthcare solutions in Europe

Last year – in its first year as an independent company – AbbVie welcomed healthcare stakeholders from across Europe and beyond for its Recipes for Sustainable Healthcare conference, hosted in partnership with the European Public Health Association and Philips. The conference examined the current state of European healthcare, the long-term challenges facing governments, and practical, sustainable solutions to better manage patient care and healthcare delivery systems. Building on what was learned at the meeting, AbbVie employees, jointly with various stakeholders in 20 European countries, are currently piloting solutions and developing recommendations that support more sustainable healthcare systems across Europe.

Establishing early interventional care for musculoskeletal disorders

Today in Europe, half of all workplace absences and 60% of permanent work incapacities are caused by musculoskeletal disorders. With governments, healthcare providers and the Fit for Work coalition, AbbVie is putting early management of rheumatology at the centre of treatment. AbbVie is collaborating with Dr. Juan Jover, Chair of the Fit for Work coalition in Spain, to support an Early Intervention programme that provides proactive management and return-to-work support for patients with musculoskeletal disorders. The pilot is already showing positive results: absences related to musculoskeletal disorders have been reduced by 39% and permanent job loss has been cut in half, recouping almost 11 EUR for every 1 EUR invested in the programme . Following these successes, 25 Early Intervention Clinics have been established across Spain.

Establishing better care for rheumatoid arthritis patients

Building on its leadership in the rheumatoid arthritis space, AbbVie is working on a series of pilots to help advance care in this area in Europe. One example is the Appointment Angels programme in Ireland. By better preparing patients for their first visit with a rheumatologist, the programme has achieved a 30% reduction in the Did-Not-Attend rate, and freed up 27 new appointments for every 100 patients. Another example is the Treat to Target initiative, which aims to better define rheumatoid arthritis treatment targets so irreversible joint damage and disability is avoided.

Building a healthy future for all, together

AbbVie believes that addressing the world's toughest health challenges takes everyone. Pan-European strategies on healthy ageing, combined with more effective management of public resources at the national level, can make a difference.

"Although the pilot projects that we are supporting are still in the early stages, we are already seeing incredible results, and we are committed with our partners to reporting concrete recommendations on how to implement better solutions," said Pascale Richetta. "Small steps, new processes and a drive to bring the patient to the centre of the healthcare system can mean greater efficiencies, savings and care for all."

Together, AbbVie and its partners are working toward a future where living longer means living well.

To learn more about AbbVie and its commitment to sustainable healthcare, visit abbvie.com.

abbvie

PEOPLE. PASSION. POSSIBILITIES.

ADDITIONAL INFORMATION This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for or purchase or purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. Subject to future developments, AbbVie may file a registration statement and/or tender offer documents with the SEC in connection with a combination. Holders of Shire and/or AbbVie shares should read those filings, and any other filings made by AbbVie with the SEC in connection with the combination, as they will contain important information. Those documents, if and when filed, as well as AbbVie’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at AbbVie’s website at www.abbvieinvestor.com.